Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the six months ended December 31,
	2009	2008
Earnings:
Income before income (loss) tax expense	$1,263	$(7,188)
Add:
Equity (earnings) losses from affiliates	(90)	329
Dividends received from affiliates	152	140
Fixed charges, excluding capitalized interest	629	558
Amortization of capitalized interest	36	18

Total earnings available for fixed charges	$1,990	$(6,143)

Fixed charges:
Interest on debt and finance lease charges	$514	$452
Capitalized interest	23	32
Interest element on rental expense	115	106

Total fixed charges	$652	$590

Ratio of earnings to fixed charges	3.1	* *

**	Earnings do not cover fixed charges by $6.7 billion during the six months ended December 31, 2008 due to a non-cash impairment charge of $8.4 billion ($6.7 billion net of tax). (See Note 8 to the accompanying unaudited consolidated financial statements for further discussion)